Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Higher pricing helps offset delayed disposal volumes and increased costs due to weather; Strong free cash flow(B); Reaffirms 2014 outlook on all measures

Toronto, Ontario – April 25, 2014 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months ended March 31, 2014.

First quarter highlights
-
Consolidated revenues of $469.8 million in the first quarter, a decline of 3.5%.  Excluding a negative $15.7 million in foreign currency translation, consolidated revenues were flat despite contributions from Super Storm Sandy in the year-ago period and harsh weather conditions in the current period

-	Consolidated price improvement of 1.9%, driven by strong pricing in commercial and industrial service lines
-	Adjusted EBITDA(A) of $112.9 million and adjusted operating income or adjusted operating EBIT(A) of $42.6 million
-	Free cash flow(B) of $48.7 million, up 8.6%. Excluding internal infrastructure investments, free cash flow(B) of $54.7 million
-	Reported and adjusted net income per share(A) of $0.23 and $0.21, respectively

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“In the first quarter of 2014 we continued to make progress on our operational plan, despite challenging weather conditions, and, given the resumption of normal seasonal activities in April, we are reaffirming our outlook on all measures that we provided for 2014,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.

“Our consolidated pricing in the quarter improved 1.9%, with notable pricing strength in our commercial and industrial service lines.  Price increases helped offset a consolidated volume decline of 2.1%, which reflects headwinds from the year-ago period related to Super Storm Sandy, as well as the impact of harsh weather conditions on our transfer and disposal volumes in the current period.”

“The challenging weather delayed high-margin municipal solid waste (“MSW”) and special waste volumes at our U.S. northeast and certain Canadian landfill sites.  We are pleased that in April our MSW volumes resumed more typical levels and special waste projects began to flow to several of our sites.  The weather also created a spike in fuel prices, which we are focused on recovering, and contributed to higher repair and maintenance costs in the period.  Aside from these items, our operating performance in the quarter was in line with our expectations and we are confident in our outlook for the balance of the year.  In particular, we are encouraged by the higher EBITDA(A) margins we are achieving in our U.S. northeast commercial, industrial and residential collection operations as our improvement strategies take hold.”

Mr. Quarin continued, “Even on a lower level of adjusted EBITDA(A) than anticipated due to delayed disposal volumes, we delivered higher free cash flow(B) in the quarter, with an increase of 8.6% to $48.7 million, representing 10.4% of consolidated revenues.  We are maintaining our fiscal 2014 outlook for capital and landfill expenditures of between $212 and $216 million, and free cash flow(B) of between $210 and $225 million, excluding internal infrastructure investment of $20 million and including net proceeds on sale.”

First quarter ended March 31, 2014
Reported revenues decreased ($16.8) million or (3.5)% from $486.6 million in the first quarter of 2013 to $469.8 million in the first quarter of 2014.  Expressed on a reportable basis, and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues decreased (0.2)% quarter over quarter due in large part to a (2.1)% decline attributable to volume.  Lower volumes were partially offset by higher overall price and recycled commodity prices.

Operating income was $41.3 million in the first quarter of 2014 versus $59.2 million in the first quarter of 2013.  Net income was $25.9 million versus $29.3 million in the first quarter of 2014 and 2013, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $112.9 million, or (12.5)% lower, in the first quarter of 2014 versus $129.1 million in the same quarter a year ago.  Adjusted operating EBIT(A) was $42.6 million, or (27.0)% lower, in the quarter compared to $58.4 million in the same period last year.  Adjusted net income(A) was $24.8 million, or $0.21 per diluted share, compared to $27.1 million, or $0.24 per diluted share in the comparative period.

Progressive Waste Solutions Ltd. – March 31, 2014 - 1

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended March 31, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended
	2014	2013

REVENUES	$469,770	$486,560
EXPENSES
OPERATING	293,198	296,888
SELLING, GENERAL AND ADMINISTRATION	65,065	59,816
AMORTIZATION	67,207	71,299
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	3,033	(617)
OPERATING INCOME	41,267	59,174
INTEREST ON LONG-TERM DEBT	14,943	15,243
NET FOREIGN EXCHANGE LOSS (GAIN)	53	(1)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	3,335	(2,265)
RE-MEASUREMENT OF PREVIOUSLY HELD EQUITY INVESTMENT	(5,156)	-
INCOME BEFORE INCOME TAX EXPENSE (RECOVERY) AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	28,092	46,197
INCOME TAX EXPENSE (RECOVERY)
Current	5,578	9,799
Deferred	(3,487)	7,024
	2,091	16,823
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	82	33
NET INCOME	25,919	29,341

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(18,737)	(11,296)

Derivatives designated as cash flow hedges, net of
income tax $nil (2013 - $288)	-	(535)
Settlement of derivatives designated as cash flow hedges,
net of income tax ($225) (2013 - ($149))	418	276
	418	(259)
TOTAL OTHER COMPREHENSIVE LOSS	(18,319)	(11,555)
COMPREHENSIVE INCOME	$7,600	$17,786

Net income per weighted average share, basic and diluted	$0.23	$0.25
Weighted average number of shares outstanding
(thousands), basic and diluted	115,177	115,167

Progressive Waste Solutions Ltd. – March 31, 2014 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
March 31, 2014 (unaudited) and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	March 31,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$42,282	$31,980
Accounts receivable	205,919	229,548
Other receivables	46	68
Prepaid expenses	41,536	34,886
Income taxes recoverable	9,617	2,531
Restricted cash	499	498
Other assets	1,861	2,149
	301,760	301,660

FUNDED LANDFILL POST-CLOSURE COSTS	10,520	10,690
INTANGIBLES	208,193	220,078
GOODWILL	901,810	905,347
LANDFILL DEVELOPMENT ASSETS	14,126	20,247
DEFERRED FINANCING COSTS	17,596	19,037
CAPITAL ASSETS	927,052	937,252
LANDFILL ASSETS	941,592	952,731
INVESTMENTS	936	5,659
OTHER ASSETS	24,820	19,869
	$3,348,405	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$81,569	$100,270
Accrued charges	126,804	136,991
Dividends payable	15,631	16,243
Income taxes payable	2,619	2,048
Deferred revenues	17,896	17,180
Current portion of long-term debt	5,871	5,969
Landfill closure and post-closure costs	9,446	10,332
Other liabilities	18,287	12,925
	278,123	301,958

LONG-TERM DEBT	1,532,183	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS	115,397	114,122
OTHER LIABILITIES	17,469	14,743
DEFERRED INCOME TAXES	126,426	129,887
	2,069,598	2,102,999

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,788,178 (December 31, 2013 - 114,852,852))	1,773,827	1,773,734
Restricted shares (issued and outstanding - 391,401 (December 31, 2013 - 322,352))	(10,109)	(6,654)
Additional paid in capital	3,451	2,796
Accumulated deficit	(388,152)	(398,414)
Accumulated other comprehensive loss	(100,210)	(81,891)
Total shareholders' equity	1,278,807	1,289,571
	$3,348,405	$3,392,570

Progressive Waste Solutions Ltd. – March 31, 2014 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended March 31, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended
	2014	2013

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$25,919	$29,341
Items not affecting cash
Restricted share expense	716	490
Accretion of landfill closure and post-closure costs	1,539	1,409
Amortization of intangibles	13,898	15,360
Amortization of capital assets	37,155	38,076
Amortization of landfill assets	16,154	17,863
Interest on long-term debt (amortization of deferred financing costs)	854	856
Net loss (gain) on sale of capital and landfill assets	3,033	(617)
Net loss (gain) on financial instruments	3,335	(2,265)
Re-measurement gain on previously held equity investment	(5,156)	-
Deferred income taxes	(3,487)	7,024
Net loss from equity accounted investee	82	33
Landfill closure and post-closure expenditures	(811)	(795)
Changes in non-cash working capital items	(18,359)	(11,999)
Cash generated from operating activities	74,872	94,776
INVESTING
Acquisitions	(8,298)	(95)
Restricted cash deposits	(1)	(1)
Investment in other receivables	-	(134)
Proceeds from other receivables	19	139
Funded landfill post-closure costs	(344)	(102)
Purchase of capital assets	(34,430)	(51,380)
Purchase of landfill assets	(9,408)	(10,006)
Proceeds from the sale of capital and landfill assets	361	1,121
Investment in landfill development assets	(186)	(1,776)
Cash utilized in investing activities	(52,287)	(62,234)
FINANCING
Payment of deferred financing costs	(48)	(48)
Proceeds from long-term debt	73,811	19,824
Repayment of long-term debt	(64,848)	(32,042)
Proceeds from the exercise of stock options	32	3
Purchase of restricted shares	(3,455)	(3,006)
Dividends paid to shareholders	(15,656)	(15,981)
Cash utilized in financing activities	(10,164)	(31,250)
Effect of foreign currency translation on cash and cash equivalents	(2,119)	(1,064)
NET CASH INFLOW	10,302	228
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF PERIOD	$42,282	$30,168
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$39,996	$30,163
Cash equivalents	2,286	5
	$42,282	$30,168
Cash paid during the period for:
Income taxes	$12,322	$11,692
Interest	$14,369	$15,278

Progressive Waste Solutions Ltd. – March 31, 2014 - 4

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months ended March 31, 2014.

			Three months ended
	March 31, 2013	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2014
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$486,560	$(1,103)	$485,457	$(15,687)	$469,770
Operating expenses	296,888	5,132	302,020	(8,822)	293,198
Selling, general and administration	59,816	7,991	67,807	(2,742)	65,065
Amortization	71,299	(1,961)	69,338	(2,131)	67,207
Net (gain) loss on sale of capital and landfill assets	(617)	3,614	2,997	36	3,033
Operating income	59,174	(15,879)	43,295	(2,028)	41,267
Interest on long-term debt	15,243	1,042	16,285	(1,342)	14,943
Net foreign exchange (gain) loss	(1)	54	53	-	53
Net (gain) loss on financial instruments	(2,265)	5,826	3,561	(226)	3,335
Re-measurement gain on previously held
equity investment	-	(5,639)	(5,639)	483	(5,156)
Income before net income tax expense and
net loss from equity accounted investee	46,197	(17,162)	29,035	(943)	28,092
Net income tax expense	16,823	(14,635)	2,188	(97)	2,091
Net loss from equity accounted investee	33	57	90	(8)	82
Net income	$29,341	$(2,584)	$26,757	$(838)	$25,919

Adjusted EBITDA(A)	$129,051	$(11,853)	$117,198	$(4,336)	$112,862
Adjusted EBITA(A)	$73,112	$(11,013)	$62,099	$(2,546)	$59,553
Adjusted operating income or adjusted operating EBIT(A)	$58,369	$(13,507)	$44,862	$(2,240)	$42,622
Adjusted net income(A)	$27,097	$(1,616)	$25,481	$(729)	$24,752
Free cash flow(B)	$44,856	$4,166	$49,022	$(328)	$48,694

Progressive Waste Solutions Ltd. – March 31, 2014 - 5

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended
		March 31
	2014	2013

Operating income	$41,267	$59,174
Transaction and related recoveries - SG&A	(1,083)	(565)
Fair value movements in stock options - SG&A(*)	2,054	(505)
Restricted share expense - SG&A(*)	384	265
Adjusted operating income or adjusted operating EBIT(A)	42,622	58,369
Net loss (gain) on sale of capital and landfill assets	3,033	(617)
Amortization	67,207	71,299
Adjusted EBITDA(A)	112,862	129,051
Amortization of capital and landfill assets	(53,309)	(55,939)
Adjusted EBITA(A)	$59,553	$73,112

Net income	$25,919	$29,341
Transaction and related recoveries - SG&A	(1,083)	(565)
Fair value movements in stock options - SG&A(*)	2,054	(505)
Restricted share expense - SG&A(*)	384	265
Net loss (gain) on financial instruments	3,335	(2,265)
Re-measurement gain on previously held equity investment	(5,156)	-
Net income tax (recovery) expense	(701)	826
Adjusted net income(A)	$24,752	$27,097
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A)
per weighted average share, basic	$0.21	$0.24
Adjusted net income (A)
per weighted average share, diluted	$0.21	$0.24

Replacement and growth expenditures
Replacement expenditures	$26,925	$21,318
Growth expenditures	16,913	40,068
Total replacement and growth expenditures	$43,838	$61,386

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$74,872	$94,776
Free cash flow(B)	$48,694	$44,856
Free cash flow (B)
per weighted average share, diluted	$0.42	$0.39

Dividends
Dividends paid (common shares)	$15,656	$15,981

Progressive Waste Solutions Ltd. – March 31, 2014 - 6

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					March 31
	2013	2014	Change	2014	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$486,560	$485,457	$(1,103)	$469,770	$(16,790)
Canada	$179,094	$183,048	$3,954	$167,361	$(11,733)
U.S. south	$211,567	$221,854	$10,287	$221,854	$10,287
U.S. northeast	$95,899	$80,555	$(15,344)	$80,555	$(15,344)

Operating expenses	$296,888	$302,020	$5,132	$293,198	$(3,690)
Canada	$96,562	$102,938	$6,376	$94,116	$(2,446)
U.S. south	$131,025	$140,719	$9,694	$140,719	$9,694
U.S. northeast	$69,301	$58,363	$(10,938)	$58,363	$(10,938)

SG&A (as reported)	$59,816	$67,807	$7,991	$65,065	$5,249
Canada	$17,757	$18,774	$1,017	$17,164	$(593)
U.S. south	$21,375	$21,551	$176	$21,551	$176
U.S. northeast	$8,718	$9,296	$578	$9,296	$578
Corporate	$11,966	$18,186	$6,220	$17,054	$5,088

EBITDA(A) (as reported)	$129,856	$115,630	$(14,226)	$111,507	$(18,349)
Canada	$64,775	$61,336	$(3,439)	$56,081	$(8,694)
U.S. south	$59,167	$59,584	$417	$59,584	$417
U.S. northeast	$17,880	$12,896	$(4,984)	$12,896	$(4,984)
Corporate	$(11,966)	$(18,186)	$(6,220)	$(17,054)	$(5,088)

Adjusted SG&A	$60,621	$66,239	$5,618	$63,710	$3,089
Canada	$17,757	$18,774	$1,017	$17,164	$(593)
U.S. south	$21,375	$21,551	$176	$21,551	$176
U.S. northeast	$8,718	$9,296	$578	$9,296	$578
Corporate	$12,771	$16,618	$3,847	$15,699	$2,928

Adjusted EBITDA(A)	$129,051	$117,198	$(11,853)	$112,862	$(16,189)
Canada	$64,775	$61,336	$(3,439)	$56,081	$(8,694)
U.S. south	$59,167	$59,584	$417	$59,584	$417
U.S. northeast	$17,880	$12,896	$(4,984)	$12,896	$(4,984)
Corporate	$(12,771)	$(16,618)	$(3,847)	$(15,699)	$(2,928)

Progressive Waste Solutions Ltd. – March 31, 2014 - 7

Revenues
Gross revenue by service type
The table below present’s gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

			Three months ended
			March 31
	2014	%	2013	%

Commercial	$173,062	36.8	$175,722	36.1
Industrial	82,597	17.6	85,156	17.5
Residential	109,919	23.4	113,020	23.2
Transfer and disposal	148,691	31.7	160,248	32.9
Recycling	16,439	3.5	14,979	3.1
Other	9,628	2.0	10,106	2.1
Gross revenues	540,336	115.0	559,231	114.9

Intercompany	(70,566)	(15.0)	(72,671)	(14.9)
Revenues	$469,770	100.0	$486,560	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages presented that include FX.

	Three months ended
		March 31
	2014	2013

Price
Price	1.9	1.2
Fuel surcharges	(0.1)	0.3
Recycling and other	0.3	(0.5)
Total price growth	2.1	1.0

Volume	(2.1)	0.8
Total organic growth	-	1.8

Net acquisitions	(0.2)	9.5
Total (decline) growth excluding FX	(0.2)	11.3

FX	(3.3)	(0.3)
Total (decline) growth including FX	(3.5)	11.0

Progressive Waste Solutions Ltd. – March 31, 2014 - 8

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended
			March 31
	2014	2013	Change

Cash generated from operating activities	$74,872	$94,776	$(19,904)

Operating and investing
Stock option expense (recovery)(*)	2,054	(505)	2,559
LTIP portion of restricted share expense(*)(*)	(332)	(225)	(107)
Acquisition and related
cost recoveries	(1,083)	(565)	(518)
Changes in non-cash working capital items	18,359	11,999	6,360
Capital and landfill asset purchases(*)(*)(*)	(43,838)	(61,386)	17,548
Proceeds from the sale of capital and landfill assets	361	1,121	(760)

Financing
Purchase of restricted shares(*)	(1,752)	(358)	(1,394)
Net realized foreign
exchange loss (gain)	53	(1)	54
Free cash flow(B)	$48,694	$44,856	$3,838

Note:
(*)Amounts exclude LTIP compensation.
(*)(*)Long-term incentive plan ("LTIP").
(*)(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $6,000 and $14,400 for the three months ended March 31, 2014 and 2013, respectively.

Progressive Waste Solutions Ltd. – March 31, 2014 - 9

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and free cash flow(B).

	Three months ended
			March 31
	2014	2013	Change

Adjusted EBITDA(A)	$112,862	$129,051	$(16,189)

Purchase of restricted shares(*)	(1,752)	(358)	(1,394)
Capital and landfill asset purchases(*)(*)	(43,838)	(61,386)	17,548
Proceeds from the sale of capital and landfill assets	361	1,121	(760)
Landfill closure and post- closure expenditures	(811)	(795)	(16)
Landfill closure and post- closure cost accretion expense	1,539	1,409	130
Interest on long-term debt	(14,943)	(15,243)	300
Non-cash interest expense	854	856	(2)
Current income tax expense	(5,578)	(9,799)	4,221
Free cash flow(B)	$48,694	$44,856	$3,838

Note:
(*)Amounts exclude LTIP compensation.
(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $6,000 and $14,400 for the three months ended March 31, 2014 and 2013, respectively.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 2.91 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,200.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1,100 and $900 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A), net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

	2014			2013
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9402		$0.9707
March 31	$0.9047	$0.9062	$0.9062	$0.9846	$0.9912	$0.9912

Progressive Waste Solutions Ltd. – March 31, 2014 - 10

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.15 Canadian per share to shareholders of record on June 30, 2014.  The dividend will be paid on July 15, 2014.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Progressive Waste Solutions Ltd. – March 31, 2014 - 11

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Guidance Outlook
Included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014, was our guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors.  This press release is available at www.sec.gov and www.sedar.com.  As of April 25, 2014, our guidance, including the related assumptions and factors provided on February 13, 2014 for fiscal year ending December 31, 2014, remains unchanged.

Caution regarding forward looking statements
The Company’s 2014 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

Progressive Waste Solutions Ltd. – March 31, 2014 - 12

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com

Management will hold a conference call on Friday, April 25, 2014, at 8:30 a.m. (ET) to discuss results for the three months ended March 31, 2014.  Participants may listen to the call by dialing 1-888-241-0394, conference ID 15900774, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3413.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Friday, May 9, 2014, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 15900774.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – March 31, 2014 - 13